U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of March 2003

Trend Micro Incorporated

(Translation of registrant’s name into English)

Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,

Sibuya-ku, Tokyo 151-8583, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Notice of the 14th Ordinary General Meeting of Shareholders, dated February 27, 2003, and accompanying materials, including the Business Report for the period from January 1, 2002 to December 31, 2002

2.	Press release dated March 14, 2003 relating to the result of share buyback for the period from July 24, 2002 to March 13, 2003 and the completion of the registrant’s share repurchase program

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	March 18, 2003	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

February 27, 2003

Dear Shareholders

Odakyu Southern Tower 10F,

2-1,Yoyogi 2-chome, Shibuya-ku, Tokyo, Japan

TREND MICRO INCORPORATED

President and Representative Director: Ming-Jang Chang

NOTICE OF THE 14th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs and Madams

The 14th ordinary General Meeting of Shareholders of us will be held as follows. We hereby notify and request your attendance to the Meeting.

If you are unable to attend such meeting, we ask you to kindly review the following Reference Material, and fill out the Voting Form enclosed herein with your decision. Please also kindly return such Form to us with your seal impression affixed.

1. Date:	10 a.m. on March 26, 2003 (Wednesday)

2. Place:	Momoyama-no-ma, B1 floor, Century Hyatt Tokyo,
7-2, Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo, Japan

3.    Purpose of the Meeting:

Report Matters

Balance Sheet as of December 31, 2002, the Business Report and the Profit and Loss Account for the 14th year (January 1, 2002 to December 31, 2002).

Resolution Matters:

Agenda 1:	Approval for 14th profit appropriation plan

Agenda 2:	Acquisition of treasury stocks

The brief explanation of the agenda is provided for in the “Reference Materials for Voting” (page 1) below.

Agenda 3:	Amendment of the part of the Articles of Incorporation

The brief explanation of the agenda is provided for in the “Reference Materials for Voting” (from page 1 through page 3) below.

Agenda 4:	Appointment of 5 Directors

Agenda 5:	Issuance of the stock acquisition rights as stock options to directors, employees and advisors of us and our subsidiaries and to employees scheduled to be employed

The brief explanation of the agenda is provided for in the “Reference Materials for Voting” (from page 6 through page 8) below.

Upon your attendance to the meeting, we ask you to kindly submit the enclosed Voting Form to the reception of the Meeting.

(Translation)

Business Report

(From January 1, 2002 to December 31, 2002)

1.	Business Review

(1)	Process and Results of Business Operation

The environment surrounding Trend Micro Group during the term under review grew more and more severe in the situation of sluggish growth of information technology-related demand owing to the reduction of corporate investments in information systems, etc. in Japan, the United States and Europe, which led to the suppression of investment in the network security-related business which had been considered to have higher priority in the investments in information systems.

Nonetheless, the trend remains unchanged in which many corporations are in the process of continually expanding investments for the promotion of networked environment, reexamination of enterprise resource planning (ERP) system, etc., and the market is expected to stay firm in the medium- to long-term range even if there are short-term declines. Since a great number of viruses having been spreading damages in the last couple of years are extremely powerful with multiple infection routes, users are demanding more effective products and services from vendors of network security products.

The number of viruses reported to the Company in Japan was 52,172 in 2002 compared to 25,644 in 2001 and the virus infection reports are escalating.

In Japan, the sales of “InterScan VirusWall”, the antivirus product on internet gateway, accelerated in line with the increase of virus infection reports via e-mails and internet sites, accompanied by the improvement in sales of “ServerProtect”, a product for file servers, and “Virus Buster Corporate Edition”, a product for network PCs. With respect to the market for individual consumers, the sales of the “Virus Buster” series which rapidly grew at the end of the previous term continued to remain strong during the term under review, and the sales levels of the “VirusWall E-Mail Service” program that provides antivirus services in alliance with ISPs (Internet Service Providers) largely expanded.

In North America, the sales stayed modest due to the effect of the restraint on the investments in security by large-scale corporations dominating majority of the Company’s customers in this region. However, the Company has been taking specific actions to boost sales in the coming terms, such as reinforcement of brand values through marketing campaigns and expansion of distribution channels for transitioning to indirect selling system.

In Europe, the antivirus products for upper levels of network hierarchy such as the “InterScan” series and the “ScanMail” series continually expanded its sales mainly to large-scale corporate users during the term under review, and the sales of the “ServerProtect” and the “OfficeScan (Virus Buster Corporate Edition)” also expanded with the increase in the number of customers of med-sized companies. Although the shares in the sales in other areas such as Australia, China, Brazil and Mexico remain small in the total sales of Trend Micro Group, the sales in such areas are steadily increasing.

As a result of the foregoing, the sales for the term under review amounted to 27,797 million yen (50.6% increase from the previous term), the profits for the term under review amounted to 9,765 million yen (28.7% increase from the previous term), and the income for the term under review amounted to 5,812 million yen (1,378.5% increase from the previous term).

(2)	Capital Expenditure

The total amount of capital expenditure for the term under review was 153 million yen which was invested mainly in development of new technologies and for instruments necessary to rationalize ERP.

(3)	Financing

Company issued the ninth unsecured bonds (with subscription warrants) in an amount of 4,000 million yen with the payment date being April 18, 2002.

(4)	Issues the Company must Address

Due to the deteriorated business confidence in North America and Europe and the stagnant economy in Japan, corporate investments in information systems are experiencing sluggish growth. The business environment surrounding the Company reflects such reduction in the investments in information systems which warrants no optimism.

However, as many corporations increase their reliance on networks including mail systems nowadays, the scale of opportunity loss is becoming overwhelmingly larger in the case of in-company system failure compared to that of several years ago. Consequently, network security measures such as antivirus measures are considered to further increase their importance in the future and we expect that its market scale would show steady expansion in the medium- to long-term range. In order to correspond to such market expansion, the Company and its overseas subsidiaries intend to recruit and secure qualified human resources for stronger management bases, promote brand values and expand distribution channels.

The technical innovations in this industry is evolving so fast that in the internet environment of the next generation, for example, there are indications that further pervasion of open platforms such as broadband, mobile communication and Linux may bring about drastic changes to the present-day network environment. In order to maintain competitive advantage over powerful competitors in the United States, it is essential to respond timely to the changes in the external environment involving technical innovations.

The outbreak of the new type viruses such as “NIMDA” which emerged two years ago had an immense influence on the conception of antivirus measures. These viruses bearing compound infection routes not only expand damages in a short period of time with a strong infectious capacity but also repeat the infection as long as there remains at least one infected PC in the network, so that it is no longer sufficient to have conventional antivirus measures which scan and eliminate viruses upon receiving report on virus pattern files.

In order to protect the corporate information assets from the threat of such compound-type viruses, the Company launched “TM EPS (Trend Micro Enterprise Protection Strategy)”, an original new antivirus concept of the Company, which enables centralized control of a series of responses from the outbreak of viruses through their elimination, and minimization of infection damages and the cost of measures.

The products under “TM EPS” will also have new functions, one of which takes preventive actions against virus infection before a virus pattern pile is distributed and another of which prevents reinfection by promptly eliminating any remaining viruses by repeatedly scanning PCs on the network and servers. These functions enable corporate users to deal with new virus attacks more quickly and to reduce time for and cost of recovery from infection damages by simultaneously scanning and eliminating viruses on the network. In addition, functions of the products for integrated management of the Company’s products on the network will be enhanced so that the network administrator can operate and manage these functions more effectively as well as simply.

The value of network environment and information assets of corporations are increasing their importance and at the same time, the threat of viruses is continuously changing at high speed. In such circumstances, the Company is determined to maintain its competitive advantage in the current market for corporations and to increase its share thereof by consistently developing new antivirus strategies and measures and providing products and services that meet the needs of users ahead of its competitors.

(5)	Business Results and Changes in Financial Conditions

	Fiscal Year
Items	The 11th Term ended December 1999	The 12th Term ended December 2000	The 13th Term ended December 2001	The 14th Term (Current Term) ended December 2002
	(Yen in millions except per share data)
Sales	7,220	9,426	18,454	27,797
Ordinary Income	2,160	2,533	7,589	9,765
Net Earnings	1,125	2,038	393	5,812
Net Earnings per Share	17.70	31.26	2.99	43.99
Total Assets	24,436	33,493	49,142	53,499
Net Assets	15,719	19,655	21,139	25,517

(Notes)

1.	The net earnings per share is calculated based on the average number of issued shares during the relevant term. Company made 1-for-3 stock split of the par value shares in the eleventh term as of November 19, 1999, and 1-for-2 stock split of the par value shares in the thirteenth term as of May 18, 2001, which are treated as if such stock splits had been made as at the beginning of the relevant term.

2.	The increase in the total assets of the 11th term is mainly attributed to the issue of the fourth unsecured bonds (with subscription warrants).

3.	The net assets of the 11th term increased by 672 million yen due to the issue of new shares upon exercise of subscription warrants.

4.	The increase in the total assets of the 12th term is mainly attributed to the issue of the fifth unsecured bonds (with subscription warrants).

5.	The net assets of the 12th term increased by 1,750 million yen due to the issue of new shares upon exercise of subscription warrants.

6.	The increase in the total assets of the 13th term is mainly attributed to the issue of the sixth and the seventh unsecured bonds (with subscription warrants).

7.	The net assets of the 13th term increased by 1,091 million yen due to the issue of new shares upon exercise of subscription warrants.

8.	Starting from the 13th term, net earnings per share is calculated after deducting the number of treasury shares from the total number of issued shares subject to the revision of the Regulations for Financial Statements under the Commercial Code which requires categorization of treasury shares as deductibles from assets.

9.	The net assets of the 14th (current) term increased by 971 million yen due to the issue of new shares upon exercise of subscription warrants.

2.	Condition of the Company (as of December 31, 2002)

(1)	Primary Business

Development and sale of security-related software for computers and Internet

(2)	Place of Business and Branch Offices

Head Office:	Shibuya-Ku, Tokyo
Branch Offices:	Osaka Office (Chuo-Ku, Osaka)
Fukuoka Office (Hakata-Ku, Fukuoka)
Nagoya Office (Naka-Ku, Nagoya)

(3)	Condition of Shares

(i) Total Number of Shares authorized to be Issued by the Company:	250,000,000 shares
(ii) Total Number of Issued Shares:	132,503,417 shares

  (Note) The issuances of new shares upon exercise of subscription warrants during the term under review were as follows:

The Second Unsecured Bonds (with Subscription Warrants):	105,000 shares
The Third Unsecured Bonds (with Subscription Warrants):	90,000 shares
The Fourth Unsecured Bonds (with Subscription Warrants):	254,589 shares
The Fifth Unsecured Bonds (with Subscription Warrants):	— shares
The Sixth Unsecured Bonds (with Subscription Warrants):	— shares
The Seventh Unsecured Bonds (with Subscription Warrants):	— shares
The Eighth Unsecured Bonds (with Subscription Warrants):	1,544 shares
The Ninth Unsecured Bonds (with Subscription Warrants):	— shares

(iii) Number of Shareholders:	15,202
(iv) Major Shareholders:

	Investment in the Company			Investment in the relevant Shareholder by the Company
Name of Shareholders	Number of Shareholding		Shareholding Ratio	Number of Shareholding		Shareholding Ratio
Trueway Company Limited	23,418,000	shares	17.67%	—	shares	—%
Gainway Enterprise Co., Ltd.	11,392,000		8.59	—		—
MLPFS Custody Account No. 2	10,453,000		7.88	—		—
Japan Trustee Services Bank, Ltd. (Trust Account)	6,311,000		4.76	—		—
The Master Trust Bank of Japan, Ltd. (Trust Account)	5,868,300		4.42	—		—
Chang, Ming-Jang	5,208,000		3.93	—		—
UFJ Trust Bank Limited (Trust Account A)	4,587,000		3.46	—		—
State Street Bank & Trust Co., Ltd.	2,002,293		1.51	—		—
Trustee of Investment Trust: Mitsui Asset Trust and Banking Company, Limited	2,002,000		1.51	—		—
Trust & Custody Services Bank, Ltd. (Pension Trust Account)	1,829,000		1.38	—		—

(v)	Issue of Incentive Warrant Bonds for Executives and Employees

The Company issued the fifth unsecured bonds (with subscription warrants) on June 26, 2000 pursuant to the resolutions of the Board of Directors held on June 1, 2000 and June 8, 2000, the sixth unsecured bonds (with subscription warrants) on March 19, 2001 pursuant to the resolutions of the Board of Directors held on February 15, 2001 and February 23, 2001, the seventh unsecured bonds (with subscription warrants) on June 4, 2001 pursuant to the resolutions of the Board of Directors held on May 8, 2001 and May 16, 2001, the eighth unsecured bonds (with subscription warrants) on November 19, 2001 pursuant to the resolutions of the Board of Directors held on October 25, 2001 and November 1, 2001, and the ninth unsecured bonds (with subscription warrants) on April 18, 2002 pursuant to the resolutions of the Board of Directors held on March 26, 2002 and April 2, 2002.

These bonds are the “Incentive Warrant Bonds” as provided for in the “Detailed Regulations concerning Capital Increase through Third-Party Allocation of Shares before Registration and Transfer of Stock, etc. involving Special-Interest Parties, etc. (Article 2, item 10)” established by Japan Securities Dealers Association (the relevant provision was amended as of April 1, 2002). The general outline of the subscription warrants are described below. The “Issue Prices of Shares upon Exercise of Warrants” in respect of the fifth and the sixth unsecured bonds were adjusted for 1-for-2 stock split as of April 1, 2001.

With respect to the second unsecured bonds issued on April 15, 1998, the third unsecured bonds issued on June 17, 1998 and the fourth unsecured bonds issued on July 29, 1999, the exercise periods expired on April 15, 2002, on June 7, 2002 and on July 22, 2002, respectively.

[The Fifth Unsecured Bonds (with Subscription Warrants)]
• Total Issue Amount:	5,000,000,000 yen
• Shares to be Issued:	Common shares
• Issue Price of Shares upon Exercise of Warrants:	7,850 yen
• Aggregate Amount of Issue Price of Shares upon Exercise of Warrants:	5,000,000,000 yen
• Exercise Period:	From July 21, 2000 to June 19, 2003
• Grantees:	Directors and selected employees of the Company and officers and selected employees of the Company’s subsidiaries

[The Sixth Unsecured Bonds (with Subscription Warrants)]
• Total Issue Amount:	5,000,000,000 yen
• Shares to be Issued:	Common shares
• Issue Price of Shares upon Exercise of Warrants:	5,675 yen
• Aggregate Amount of Issue Price of Shares upon Exercise of Warrants:	5,000,000,000 yen
• Exercise Period:	From April 12, 2001 to March 12, 2004
• Grantees:	Selected employees of the Company and officers and selected employees of the Company’s subsidiaries

[The Seventh Unsecured Bonds (with Subscription Warrants)]
• Total Issue Amount:	1,500,000,000 yen
• Shares to be Issued:	Common shares
• Issue Price of Shares upon Exercise of Warrants:	5,760 yen
• Aggregate Amount of Issue Price of Shares upon Exercise of Warrants:	1,500,000,000 yen
• Exercise Period:	From May 17, 2002 to May 28, 2004
• Grantees:	Directors and selected employees of the Company and officers and selected employees of the Company’s subsidiaries

[The Eighth Unsecured Bonds (with Subscription Warrants)]
• Total Issue Amount:	6,000,000,000 yen
• Shares to be Issued:	Common shares
• Issue Price of Shares upon Exercise of Warrants:	2,590 yen
• Aggregate Amount of Issue Price of Shares upon Exercise of Warrants:	6,000,000,000 yen
• Exercise Period:	From November 2, 2002 to November 12, 2004
• Grantees:	Directors and selected employees of the Company and officers and selected employees of the Company’s subsidiaries

[The Ninth Unsecured Bonds (with Subscription Warrants)]
• Total Issue Amount:	4,000,000,000 yen
• Shares to be Issued:	Common shares
• Issue Price of Shares upon Exercise of Warrants:	3,450 yen
• Aggregate Amount of Issue Price of Shares upon Exercise of Warrants:	4,000,000,000 yen
• Exercise Period:	From April 3, 2003 to April 11, 2006
• Grantees:	Directors and selected employees of the Company and officers and selected employees of the Company’s subsidiaries

The number of shares which may be acquired with the unexercised subscription warrants and the balance of subscription warrants as of December 31, 2002 are as follows.

	Number of Acquirable Shares	Balance of Subscription Warrants
The Fifth Unsecured Bonds (with Subscription Warrants)	636,942 shares	5,000,000,000 yen
The Sixth Unsecured Bonds (with Subscription Warrants)	873,127 shares	4,955,000,000 yen
The Seventh Unsecured Bonds (with Subscription Warrants)	256,076 shares	1,475,000,000 yen
The Eighth Unsecured Bonds (with Subscription Warrants)	2,315,057 shares	5,996,000,000 yen
The Ninth Unsecured Bonds (with Subscription Warrants)	1,158,840 shares	3,998,000,000 yen

(vi)	Stock Option by means of Subscription warrants of New Shares under Article 280-19, paragraph 1 of the former Commercial Code

• Shares to be issued:	Common shares
• Issue price of shares upon exercise of warrants:	5,760 yen
• Aggregate amount of issue price upon exercise of warrants:	4,109,760,000 yen
• Exercise period:	From April 1, 2002 to March 31, 2009
• Grantee:	Directors and selected employees of the Company and officers and selected employees of the subsidiaries of the Company

The number of shares which may be acquired with the unexercised subscription warrants and the balance of subscription warrants as of December 31, 2002 are as follows:

Number of Acquirable Shares	Balance of Subscription Warrants
713,500 shares	4,109,760,000 yen

(vii)	Acquisition, Disposition and Holding of Treasury Stock

1.	Acquired Stock

Acquisition under Article 210 of the Commercial Code

Common stock: 729,500 shares

Aggregate amount of acquisition price: 2,013,685,000 yen

Acquisition of fractional shares by purchase

Common stock: 81,840 shares

Aggregate amount of acquisition price: 286,538,000 yen

2.	Disposal Stock

Common stock: — shares

Aggregate amount of disposal price: — yen

3.	Stock Holdings in Settlement Term

Common stock: 820,442 shares

(4)	Employees

Gender	Number of Employees	Change from Previous Term	Average Age	Average Service Years
Male	262	28 increase	32.3	2.6
Female	93	8 increase	31.8	2.6
Total or Average	355	36 increase	32.2	2.6

(Notes)

1.	In addition to the above, the monthly average number of temporary employees was 91 persons in the last year.

2.	Increase in the number of employees during the term under review was due to new recruitment, etc. for expansion of business, etc.

(5)	Status of Business Combination

(i)	Status of Important Subsidiaries

Company Name	Capital	Shareholding Ratio	Main Business Activities
Trend Micro Incorporated (Taiwan)	212,500,000 Taiwan dollars	99%	Development and sale of security-related products
Trend Micro Inc. (U.S.A)	477,250.67 US dollars	100%	Development and sale of security-related products
Trend Micro Korea Inc. (Korea)	750,000,000 Won	99%	Sale of security-related products
Trend Micro Italy Srl (Italy)	95,000 Euro	100%	Sale of security-related products
Trend Micro Deutschland GmbH (Germany)	25,600 Euro	100%	Development and sale of security-related products
Trend Micro Australia Pty.Ltd. (Australia)	150,000 Australia dollars	100%	Sale of security-related products
Trend Micro do Brasil Ltda. (Brazil) (Note 2)	220,054 Real	99%	Sale of security-related products
Trend Micro France (France) (Note 1)	45,000 Euro	99%	Sale of security-related products
Trend Micro Hong Kong Limited (China) (Note 1)	2 Hong Kong dollars	99%	Sale of security-related products
Trend Micro Latinoamerica S.A de C.V (Mexico) (Note 2)	50,000 Mexico peso	100%	Sale of security-related products
Trend Micro Incorporated Sdn. Bhd. (Malaysia) (Note 1)	436,500 Malaysia dollars	99%	Sale of security-related products
Trend Micro (UK) Limited (U.K.)	180,921 Euro	100%	Sale of security-related products
ip Trend Incorporated (Taiwan)	50,000,000 Taiwan dollars	100%	Sale of security-related products
Trend Micro (Shanghai) Inc. (China) (Note 2)	23,163,660 Yuan	100%	Development and sale of security-related products

(Notes)

1.	Indirectly owned through Trend Micro Incorporated (Taiwan)

2.	Indirectly owned through Trend Micro Inc. (U.S.A.)

(ii)	Process and Results of Business Combination

1.	Trend Micro Incorporated Sdn. Bhd. (Malaysia) and ipTrend Incorporated (Taiwan) are currently in the liquidation procedures.

2.	Consolidated sales includes 15 consolidated subsidiaries including the above 14 important subsidiaries and 3 other companies accounted for by the equity method, with the consolidated sales of the current term amounted to 42,979 million yen and consolidated net profits of the current term amounted to 7,892 million yen.

In addition, NTT Data Security Corporation reduced 100% of its capital stock during the current term and was excluded from the companies accounted for by the equity method.

(6)	Directors and Corporate Auditors

Title	Name	Duties or Principal Occupations
President and Representative Director	Chang Ming-Jang
Representative Director	Mahendra Negi	CFO of Trend Micro Group
Director	Chen Yi-Fen	CTO of Trend Micro Group
Director	Nick Dederer	COO of Trend Micro Group
Director	Edward Tian	CEO of China Netcom Corporation Limited (China)
Full-time Corporate Auditor	Fumio Hasegawa
Corporate Auditor	Sadatoshi Nakayama	Certified Public Accountant
Corporate Auditor	Yasuo Kameoka	Certified Public Accountant
Corporate Auditor	Koji Fujita	Attorney at Law

(Notes)

1.	At the 13th ordinary meeting of shareholders held on March 26, 2002, Mr. Nick Dederer and Mr. Koji Fujita were newly elected and appointed Director and Corporate Auditor, respectively.

2.	As at the close of the 13th ordinary meeting of shareholders held on March 26, 2002, Mr. Toshiro Watanabe and Mr. Mitsuo Sano resigned from their offices as Representative Vice-President and Corporate Auditor, respectively.

3.	As of July 12, 2002, Mr. Mike Conner resigned from his office as Director.

4.	Mr. Edward Tian, Director, is an outside director as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code.

5.	All four Corporate Auditors are outside auditors as provided for in Article 18, paragraph 1 of the “Law for Special Exceptions to the Commercial Code concerning Audits, etc., of Limited Companies (Kabushiki-kaisha)”.

3.	Important Facts concerning Conditions of the Company which Occurred after Fiscal Year-end

Issue of Subscription Warrants

In accordance with the special resolution of the extraordinary meeting of shareholders held on September 12, 2002, the Company adopted a resolution at the board meeting held on February 4, 2003 that subscription warrants would be issued to the directors and employees of the Company and its the subsidiaries as stock option.

Date of Issue	February 12, 2003
Number of Warrants to be Issued	3,999 (500 shares for 1 subscription warrant)
Target Class of Shares	Common stock of the Company
Issue Price	Without consideration
Exercise Period	From November 1, 2003 to October 31, 2007
Target Persons	Total of 1359 directors and employees of the Company and subsidiaries of the Company

(Note) Amounts stated in this business report are rounded downward to the nearest stated unit.

Balance Sheet

(as of December 31, 2002)

(Yen in thousands)

Account Titles	Amount	Account Titles	Amount
<Assets>		<Liabilities>
Current Assets	46,376,931	Current Liabilities	20,287,764
Cash and Deposits	33,449,175	Accounts Payable	181,140
Accounts Receivable	7,156,521	Bonds (due within 1 year)	5,000,000
Securities	1,847,889	Other Accounts Payable	2,376,445
Finished Goods	38,174	Accrued Income Taxes	3,223,185
Works in Process	132,522	Accrued Consumption Taxes	367,332
Supplies	15,913	Reserve for Returned Goods	340,068
Accounts Due from Subsidiaries	117,003	Subscription Warrants	2,584,009
Short-term Loan to Subsidiaries	283,701	Short-term Deferred Income	6,014,965
Deferred Tax Asset	3,337,271	Other Current Liabilities	200,616
Other Current Assets	98,781	Fixed Liabilities	7,694,248
Allowance for Bad Debts	(100,023)	Bonds	6,500,000
Fixed Assets	7,122,919	Long-term Deferred Income	882,416
Tangible Fixed Assets	637,784	Allowance for Retirement benefits	311,832

Buildings	524,677	Total Liabilities	27,982,012

Tools and Furniture	569,262	<Shareholder’s Equity>
Accumulated Depreciation	(456,156)	Capital Stock	7,257,059
Intangible Fixed Assets	999,318	Additional Paid-in Capital	9,102,026
Software	818,872	Capital Reserve	9,102,026
Software in Progress	156,595	Earned Surplus	11,564,916
Other Intangible Assets	23,851	Legal Retained Earnings	20,833
Investments, etc.	5,485,816	Unappropriated Retained Earnings	11,544,082
Investments in Securities	1,104,432	(Current Income)	(5,812,206)
Stock and Equity Investment in Subsidiaries	2,133,916	Net Unrealized Loss on Stock, etc.	(83,877)
Investment in Capital	536,380	Net Unrealized Loss on Other Securities	(83,877)
Long-term Loan to Subsidiaries	60,299	Treasury Stock	(2,322,286)

Claims in Bankruptcy and Reorganization, etc.	14,616	Treasury Stock	(2,322,286)
Lease and Guarantee Deposits	515,109
Deferred Tax Assets	1,134,958	Total Shareholder’s Equity	25,517,839
Other Investments, etc.	902
Allowance for Bad Debts	(14,798)

Total Assets	53,499,851	Total Liabilities and Shareholder’s Equity	53,499,851

Income Statement

(From January 1, 2002 to December 31, 2002)

Account Titles	Amount
	(Yen in thousands)
Ordinary Profit and Loss
Operating Profit and Loss
Operating Income
Sales	27,797,230	27,797,230
Operating Expenses
Cost of Sales	1,890,219
Selling, General and Administration Expenses	15,585,167	17,475,386

Operating Profit		10,321,843

Non-operating Profit and Loss
Non-operating Income
Interest Income	95,653
Interest on Securities	76,295
Exchange Gain	110,912
Gain on Reversal of Allowance for Bad Debts	28,661
Other Non-operating Income	24,009	335,531
Non-operating Expenses
Bond Interest	264,784
Unrealized Loss on Investment Securities	379,878
Bond Issue Costs	11,736
Loss on Sale of Investment Securities	14,169
Unrealized Loss on Equity Investment	171,009
Other Non-operating Expenses	50,483	892,060

Ordinary Profits		9,765,314

Extraordinary Loss and Profit
Extraordinary Profit
Gain on Reversal of Subscription Warrants	446,215	446,215
Extraordinary Loss
Loss on Retirement of Fixed Assets	9,358
Unrealized Loss on Investment Securities	76,326
Loss on Repurchase of Treasury Bonds	8,800	94,485

Income Before Taxes		10,117,044

Income, Inhabitants and Corporate Taxes		5,411,847
Adjustments of Income Taxes, etc.		(1,107,009)
Current Income		5,812,206
Balance Carried Forward		5,731,876

Unappropriated Current Income		11,544,082

Notes

1.	Significant Accounting Policies

(1)	Valuation standard and method for securities

Stock of subsidiaries: Stated at cost determined by the moving-average method.

Other securities:

Securities	with fair market value

Stated at fair market value based on the quoted market price, etc. as of the end of the term under review. (Related valuation differences are directly charged or credited to the shareholders’ equity and cost of securities sold is computed by the moving-average method.)

Securities	without fair market value

Stated at cost determined by the moving-average method.

(2)	Valuation standard and method for net receivables (and payables) arising from derivative transactions

Stated at fair market value

(3)	Valuation standard and method for inventories

Finished goods and supplies: Stated at cost determined by moving-average method

Work in process: Stated by specific cost method

(4)	Depreciation method of fixed assets

Tangible fixed assets: Depreciated by declining balance method

Provided that useful lives and residual values are based on the same standard as the method provided for in the Corporation Tax Law; further provided that buildings acquired on and after April 1, 1998 are depreciated by straight-line method, except for building attachments.

Intangible fixed assets:

Software for sale on the market

Depreciated by straight-line method over the expected effective period of twelve years

Software for internal use

Depreciated by straight-line method over the expected available period of twelve years.

Other intangible assets: Depreciated by straight-line method

Provided that depreciable lives are based on the same standard as the method provided for in the Corporation Tax Law.

(5)	Amortization of Deferred Assets

   Stock issue expenses and Bond issue expenses are charged to expense in full as they become payable.

(6)	Accounting for allowances and reserves

Allowance for bad debts:

To provide for loss on bad debts, the estimated amounts considered to be uncollectible are provided using the rate determined by past bad debts experience in respect of general accounts, and upon reviewing individual collectibility in respect of certain doubtful accounts.

Reserve for loss on goods unsold:	To provide for loss on goods expected to be returned after the end of the fiscal year, the amounts are provided based on the rate determined by past return of goods experience.

Allowance for retirement benefits:

To provide for the employees’ retirement benefits, the amounts deemed to have incurred as at the end of the term under review are recorded based on the projected retirement benefit obligations as of the current fiscal year end.

Actuarial differences are to be charged to expenses in full in the fiscal year immediately following the year of such incurrence.

(7)	Conversion of Assets and Liabilities in Foreign Currencies into Japanese Yen

Foreign currency receivables and payables are converted into yen at the spot exchange rate as at the end of the term under review and any conversion difference are charged to income or loss, as the case may be.

(8)	Accounting for Lease Transactions

Finance lease transactions other than those in respect of which ownership of the leased property is acknowledged to be transferred to the lessee are accounted for in the manner similar to ordinary rental transactions.

(9)	Accounting for Consumption Tax, etc.

Consumption tax and local consumption tax are accounted for by the tax excluded method.

(10)	Accounting for Incentive Warrant Bonds and Stock Option granted to Directors and Selected Employees

The Company has adopted an incentive scheme under which the Company repurchases and grants to its Directors and selected employees subscription warrants of bonds with detachable subscription warrant issued by the Company. Compensation expenses required in such scheme are recognized at the repurchase price of such warrants as at the repurchase and the grant to its Directors and selected employees of the same. In addition, subscription warrants of the bonds with detachable stock warrant are recorded in the “subscription rights” account of the current liabilities at the time of issuance of such bonds and transferred from such “subscription rights” account to the “capital reserve” account at the time of payment of exercise price upon exercise of such rights.

The Company also adopted an incentive scheme to grant stock option (for subscription of new shares) to its Directors and selected employees pursuant to Article 280-19, paragraph 1 of the former Commercial Code and Article 9, paragraph 1 of the Law on Special Measures for Industrial Revitalization (Sangyo Katsuryoku Saisei Tokubetsu Sochi Ho), started from the preceding fiscal year. No compensation expense is recognized in this scheme nor is any pertaining accounting made.

(11)	Basis for Recording Sales relating to Post-contract Customer Support

License agreements concerning use of software products which are entered into between the Company and its customers in relation to the sale of software products include provision for post-contract customer support (consisting of product upgrades, virus pattern file updates, etc.) covering a certain period of time after the grant of non-exclusive license.

The Company accounts for such post-contract customer support by acknowledging the portion of the fee corresponding to the post-contract customer support, deferring the same as at the grant of the relevant license in the “short-term deferred income” account of the current liabilities or the “long-term deferred income” account of the fixed liabilities depending on the contracted support period and equally recording the same in the sales over the said period.

(12)	Stated amounts are rounded downward to the nearest thousand yen.

2.	Additional Information

In compliance with the established Regulations concerning Operation of Commercial Code, the “capital reserve” is included in the “additional paid-in capital” and the “legal retained earnings” and the “unappropriated retained earnings” are included in the “earned surplus” started from the current fiscal year.

3.	Notes to Balance Sheet

(1)	Receivables from and payables to subsidiaries

Short-term  receivables:        2,694,461,000 yen

Long-term receivables:              60,299,000 yen

Short-term payables:             1,407,453,000 yen

(2)	Receivables from and payables to Directors, etc.

None

(3)	Significant foreign currency assets and liabilities

Cash and deposits	2,080,628,000 yen	(17,309,720.07	US$)
	2,669,453,000 yen	(21,403,575.53	EURO)
Accounts receivable	51,307,000 yen	(14,785,904.20	NT$)
	1,689,166,000 yen	(13,543,669.52	EURO)
	183,819,00 yen	(2,711,607.66	AUD)
	249,163,000 yen	(21,241,526.98	MXP)
	54,680,000 yen	(544,086,200.38	KRW)
Securities	122,453,000 yen	(1,018,750.00	US$)
	126,569,000 yen	(1,014,826.00	EURO)
Short-term loan to subsidiaries	92,501,000 yen	(769,562.42	US$)
Investments in securities	497,739,000 yen	(7,184,260.00	US$)
	516,832,000 yen	(4,143,944.00	EURO)
Stock and equity investments in subsidiaries	313,842,000 yen	(2,627,396.51	US$)
	1,794,184,000 yen	(455,888,253.00	NT$)
Accounts payable	908,161,000 yen	(7,555,423.71	US$)
	499,277,000 yen	(4,003,188.85	EURO)

(4)	Subscription Warrants
(i)	Subscription warrants of bonds with subscription warrants

Shares to be issued:	Common stock
Balance of subscription warrants:	5,000,000,000 yen	(Fifth)
	4,955,000,000 yen	(Sixth)
	1,475,000,000 yen	(Seventh)
	5,996,000,000 yen	(Eighth)
	3,998,000,000 yen	(Ninth)
Issue price of shares issued upon exercise of subscription warrants:	7,850 yen	(Fifth)
	5,675 yen	(Sixth)
	5,760 yen	(Seventh)
	2,590 yen	(Eighth)
	3,450 yen	(Ninth)

(ii)	Stock Option for Subscription of New Shares under Article 280-19, paragraph 1 of the former Commercial Code

Shares to be issued:	Common stock
Balance of subscription warrants:	4,109,760,000 yen
Issue price of shares issued upon exercise of subscription warrants:	5,760 yen

(5)	Treasury bonds

The Company issues unsecured bonds with detachable subscription warrants for the purpose of granting or transferring subscription warrants to its Directors and selected employees and Directors and selected employees of its subsidiaries. Redemption and cancellation of such bonds will be restricted if the aggregate amount of such bonds becomes less than the aggregate issue amount of shares relating to the unexercised subscription warrants pursuant to the proviso of Article 341-8, paragraph 4 of the former Commercial Code.

The Company repurchases a part of issued bonds after detachment of subscription warrants for the purpose of reducing interest cost of such bonds and such treasury bonds are held until it becomes legally possible to cancel them. However, such repurchase has substantially the same effect as the redemption of bonds so that each of the bond account and the treasury bond account are stated upon setting off in the balance sheet as shown below. Any difference between the repurchase price at the time of repurchase of the treasury bonds and their price in the balance sheet is recognized in the extraordinary charge as the loss on repurchase of treasury bonds.

	Current Liabilities	Fixed Liabilities
Bonds	5,000,000,000 yen	16,500,000,000 yen
Treasury Bonds	— yen	(10,000,000,000) yen

	5,000,000,000 yen	6,500,000,000 yen

(6)	Retirement Benefits

1.	Summary of retirement benefit plan adopted by the Company

The Company adopts a defined benefit pension plan with retirement lump sum grants. In addition, the Company is a participant of Tokyo Small-Scale Computer Software Industry Employees Pension Fund.

2.	Matters concerning retirement lump sum

(i)	Matters concerning retirement benefit obligation (as of December 31, 2002)

(Yen in thousands)
(i) Retirement benefit obligation:	(330,462)
(ii) Pension assets:	—

(iii) Unfunded retirement benefit obligation:	(330,462)
(iv) Unrecognized actuarial difference:	18,630

(v) Provisions for retirement benefits:	(311,832)

(ii)	Matters concerning retirement benefit cost (from January 1, 2002 to December 31, 2002)

(Yen in thousands)
(i) Service cost:	99,340
(ii) Interest cost:	5,551
(iii) Expected return on pension fund:	—
(iv) Actuarial difference charged to expenses:	(7,880)

(v) Retirement benefit cost:	97,010

(iii)	Matters concerning the basis of computation of retirement benefit obligation, etc.

Matters concerning the basis of computation of retirement benefit obligation, etc. of the Company which employs fundamental method (gensoku-ho) are as shown below:

(i) Periodic allocation of expected retirement benefit:	Fixed amount over the period (kikan teigaku kijun)
(ii) Discount rate:	2.5%
(iii) Expected rate of return:	—
(iv) Amortization period for actuarial difference:	1 year from the term immediately following the year of occurrence
(v) Amortization period for difference at the time of accountingchange:	1 year

3.	Matters concerning multi-companies pension fund

Tokyo Small-Scale Computer Software Industry Employees Pension Fund in which the Company participates is a multi-company fund and cannot compute the amount of pension assets corresponding to the Company’s contribution rationally, so that the Company recorded 68,918,000 yen, the amount of contribution to such fund, as retirement benefit cost. The amount of pension assets corresponding to the Company’s contribution to such fund calculated based on the proportion of the number of participants of such fund was 325,446,000 yen.

(7)	Dividend restriction

None.

(8)	Earnings per share

(Based on the average number of shares during the term) 43.99 yen

(9)	Treasury Stock

Number of authorized shares:	Common stock	250,000,000 shares
Number of issued shares:	Common stock	132,503,417 shares
Number of treasury shares:	Common stock	820,442 shares

4.	Notes to Income Statement

Transactions with subsidiaries

(Yen in thousands)
Operating transactions:
Sales:	9,450,451
Purchase amount:	73,110
Research and development:	1,411,948
Other operating expenses	7,343,448
Non-operating transactions:
Interest earned:	2,967

Proposed Appropriation of Retained Earnings

Item	Amount (in Yen)
Unappropriated retained earnings:	11,544,082,960
Unappropriated retained earnings to be carried forward:	11,544,082,960

Certified copy of the audit report made by the Audit Corporation

AUDIT REPORT

February 17, 2003

Mr. Steve Ming-Chang,

Represented Director and President,

Trend Micro Incorporated

Chuo Aoyama Audit Corporation

Representative, Engagement Partner

and Certified Public Accountant

Aiko Sekine

Engagement Partner

and Certified Public Accountant

Shinya Deguchi

In accordance with Article 2 of the “Law for Special Measures under the Commercial Code with respect to Auditing etc. of Kabushiki-Kaisha”, we, the Audit Corporation, have audited the balance sheet, the profit and loss statement, the business report (accounting figures only included therein) and the proposal for appropriation of retained earnings, and the related supplementary statements of account (accounting figures only included therein) of Trend Micro Incorporated for the 14th fiscal term from January 1, 2002 to December 31, 2002. Accounting figures contained in the business report and the supplementary statements of account, which were subject to our examination, are those based on the accounting books and records.

Our examination was made in accordance with generally accepted auditing standards and included such auditing procedures as normally required. Such auditing procedures also included those applied on the corporate accounts in the subsidiaries of Trend Micro Incorporated, which we considered necessary.

As a result of our examination of the above mentioned financial documents, our opinion is as follows:

(1)	We found that the balance sheet and the related profit and loss statement present fairly the financial position and the results of operation of the Company in conformity with the applicable lows and ordinances and the Articles of Incorporation.

(2)	We found that the business report (accounting figures only included therein) presents fairy the Company’s affairs in conformity with the applicable lows and ordinances and the Articles of Incorporation.

(3)	We found that the proposal for appropriation of retained earnings is presented in conformity with the applicable regulations and the Articles of Incorporation.

(4)	We have no matters to report on the supplementary statements of account (accounting figures only included therein) as required by the provisions of the Commercial Code.

The matters mentioned in “3. Important Facts concerning Conditions of the Company which Occurred after Fiscal Year-end” in the business report seriously affect the Corporation’s assets or the profit and loss in the next terms.

There are no special relationships as stipulated in the Certified Public Accountants Law between the Company and our firm or the engagement partners.

Certified copy of the audit report by the Board of Corporate Auditors

AUDIT REPORT

In order to audit the business activities of the Directors undertaken during the 14th fiscal year from January 1, 2002 to December 31, 2002, we, the Board of Corporate Auditors, heard auditing reports from each auditor regarding auditing procedures of their results, held meeting of Board of Corporate Auditors, and accordingly, hereby report as follows:

1.	Scope of Audit and Auditing Procedures

In accordance with the guidelines provided by the Board of Corporate Auditors, each auditor performs his own share of the responsibilities by attending the meetings of the Board of Directors and other important meetings, hearing business reports from the Directors, reviewing important documents, examining business activities and the existing state of the assets in the main and principal offices of the Company. Regarding the subsidiaries, we heard business reports from the Directors in charge, and visited the subsidiaries to hear business reports as needed. We also received the audit report and sought explanation from the accounting auditor. We further reviewed the financial statements and supplementary statements.

With regard to the competitive trading by the Directors, conflict-of-interest trading between the Directors and the Company, free offering of benefit by the Company, unusual trading with the subsidiaries or shareholders, and acquisition and disposal of treasury stocks, we sought reports from the Directors, et al, if necessary, and carefully examined such trading, in addition to the aforementioned auditing procedures.

2.	Results of Audit

(1)	We found proper the method and result of the audit by Chuo Aoyama Audit Corporation who had been appointed as the Company’s accounting auditor.

(2)	We found that the business report fairly reflects the Company’s business situation in conformity with and pursuant to the applicable laws and the Articles of Incorporation of the Company.

(3)	As for the agenda regarding the proposal for appropriation of retained earnings, we did not find any matters which should be brought to the shareholder’s attention in light of the existing state of the Company’s assets and other conditions.

(4)	The supplementary statements fairly present the necessary items to be described and we did not find any matters which should be brought to the shareholders’ attention.

(5)	We are aware of neither unfair practices nor material violation against the applicable laws or the Articles of Incorporation of the Company in connection with the performance of the duties of the Directors.

As for the competitive trading by the Directors, conflict-of-interest trading between the Directors and the Company, free offering of benefit by the Company, unusual trading with the subsidiaries or shareholders, and acquisition and disposal of treasury stocks, we did not find any breach of duties on the part of Directions.

February 18, 2003

Trend Micro Incorporated

Board of Corporate Auditors

Full-time Corporate Auditor

Fumio Hasegawa

Corporate Auditor

Sadatoshi Nakayama

Corporate Auditor

Yasuo Kameoka

Corporate Auditor

Kouji Fujita

(Note: Corporate auditors, Fumio Hasegawa, Sadatoshi Nakayama, Yasuo Kameoka, Kouji Fujita are outside auditors as defined under Clause 1, Article 18 of the “Law for Special Measures under the Commercial Code with respect to Auditing etc. of Kabushiki-Kaisya.”)

(Translation)

REFERENCE MATERIAL FOR VOTING

1. Number of Voting Rights of all Shareholders:	263,259

2.	Agenda and Reference Information:

Agenda 1:    Approval for 14th profit appropriation plan:

The description of the agenda is provided for in the attachment (page 25) hereto.

We have suspended dividends except for the 10th memorial dividends for public offering because we consider the construction of strong financial position by accumulating retained earnings as one of our important management tasks in order to adjust ourselves to volatile business environment and maintain our competitiveness. Therefore, we would like to suspend a dividend of the profit in this year.

However, our retained earnings have been increasing due to the expansion of business scale in the past few years and the increase of profits accompanied thereby. Accordingly, we believe that it is possible to strengthen our financial position paying dividends and we are scheduled to pay dividends from the 15th term.

As for the dividend policy for the time being, we would like to decide the dividend amount on the basis of 20% of consolidated net profit and in consideration of the acquisition plan of treasury stock, the maximum amount of dividends under Article 290 of the Commercial Code, etc.

Agenda 2:    Acquisition of treasury stock:

Pursuant to the provision of Article 210 of the Commercial Code in order to perform maneuverable capital policy, we would kindly ask the approval to set the limit for acquisition of treasury stocks up to 2.5 million ordinary shares and the aggregate acquisition price of 5 billion yen during a period from the conclusion of this meeting to the conclusion of the next ordinary general meeting of shareholders.

Agenda 3:    Amendment of the part of the Articles of Incorporation:

1.	Reason for Amendment

(1)	“The Law Amending a Part of the Commercial Code and a Part of the Law Concerning Exception for Commercial Code Concerning Audit of Joint Stock Company (Law No. 149 of 2001)” has be in effect on May 1, 2002, and the provisions of new Article 266, Paragraph 12 of the Commercial Code and new Article 280 thereof has been newly established thereby. Under these new articles, we propose to set forth the new provisions (new Article 25, Paragraph 1 and new Article 35) pursuant to which the Company may exempt directors and corporate auditors from the liability to the extent permitted by laws and ordinances by the resolution of the Board of Directors.

In addition, under the provisions of new Article 266, Paragraph 19 of the Commercial Code, we propose to set forth the new provision (new Article 25, Paragraph 2) pursuant to which the Company may enter into an agreement to exempt outside directors from the liability to the extent permitted by laws.

For your information, unanimous approval of the Board of Corporate Auditors has been obtained in respect of new Article 25 of the proposed amendment.

(2)	In connection with the change in the method of resolution provided for in Article 343 of the Commercial Code pursuant to “The Law Amending a Part of the Commercial Code (Law No. 44 of 2002)” scheduled to be enforced on April 1, 2003, we propose to set forth the new provision (Article 13, Paragraph 2) pursuant to which the quorum of the resolution shall be the shareholders who hold voting rights representing one-third (1/3) or more of all shareholders. New Article 13, Paragraph 2 shall be in effect on and from April 1, 2003.

(3)	In accordance with the amendments above, we propose to change the number of Articles etc. and amend a part of expressions.

2.	Description of Amendment

The description of amendment is set forth below.

(The amended parts are noted by underline)

Current Articles of Incorporation		Proposed Amendment
Article 13 (Method of Resolution)	Article 13 (Method of Resolution)

(1) Unless otherwise provided by laws and ordinances or these Articles of Incorporation, resolutions of general meeting of shareholders shall be adopted by a majority vote of the voting rights of shareholders present at the meeting.	(1)

Unless otherwise provided by laws and ordinances or these Articles of Incorporation, resolutions of general meeting of shareholders shall be adopted by a majority vote of the voting rights of shareholders present at the meeting.

(new paragraph)	(2)

Resolutions of general meeting of shareholders subject to the provision of Article 343 of the Commercial Code shall be adopted by a vote of two-thirds (2/3) or more of the voting rights of shareholders who are present and hold voting rights representing one-third (1/3) or more of all shareholders.

(New Article)	Article 25 (Indemnification of Directors’ Liability)

(1)

The Company may, by a resolution of the Board of Directors, exempt its directors from their liability provided for in Article 266, paragraph 1, item 5 of the Commercial Code to the extent permitted by laws and ordinances.

(2)

The Company may enter into an agreement with outside directors providing that a limit of compensation for their liability provided for in Article 266, paragraph 1, item 5 of the Commercial Code shall be the greater of the amount determined in advance which is not less than ten (10) million yen and the total amount of Article 266, paragraph 19, each item of the Commercial Code.

Article 25-Article 33	Article 26-Article 34

(omitted)	(as it is)
(New Article)	Article 35 (Indemnification of Corporate Auditors’ Liability)

The Company may, by a resolution of the Board of Directors, exempt its corporate auditors from their liability to the extent permitted by laws and ordinances.

Article 34-Article 38	Article 36-Article 40

(omitted)	(as it is)

Supplementary Provision:

Notwithstanding the provisions of Article 28, “within four (4) years after their assumption of office” in the Article 28 shall be replaced into “within three (3) years after their assumption of office” with respect to the corporate auditors who have been in office before the close of the annual general meeting of shareholders regarding fiscal year ending December 2002; provided, however, that this supplementary provision shall be deleted upon the retirement of all such corporate auditors.

Supplementary Provisions:

Article 1

Notwithstanding the provisions of Article 28, “within four (4) years after their assumption of office” in the Article 28 shall be replaced into “within three (3) years after their assumption of office” with respect to the corporate auditors who have been in office before the close of the annual general meeting of shareholders regarding fiscal year ending December 2002; provided, however, that this Article shall be deleted upon the retirement of all such corporate auditors.

(New Article)	Article 2

The provision of Article 13, paragraph 2 shall be in effect on and from April 1, 2003. This Article shall be deleted on April 1, 2003.

Agenda 4:    Appointment of 5 Directors:

Terms of office of all 5 directors shall be expired at the conclusion of this general meeting of shareholders.

Therefore, we would kindly ask the appointment of such 5 directors.

The candidates for directors are set forth below; provided, however, that Mr. Edward Tianis a candidate for outside director provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code.

Candidate No.	Name (Date of Birth)	Career Summary and Representation of Other Companies		Number of Holding Shares
1	Chang, Ming-Jang	December 1995	Representative Director of the Company	5,208,000 shares
	(November 5, 1954)	March 1997	President and Representative Director of the Company
		November 1999	President and Representative Director of the Company in charge of new business
		March 2000	Current President and Representative Director of the Company

2	Mahendra Negi	September1995	Joined Merrill Lynch Securities Co., Ltd.	0
	(March 9, 1960)	June 2000	Representative Director of IP Trend K.K.
		February 2001	Current Administrative Manager of the Company
		March 2001	Director of the Company in charge of Financial Accounting Division
		March 2002	Current Director of the Company and CFO of Trend Micro Group

3	Chen, Yi-Fen	December 1995	Corporate Auditor of the Company	0
	(February 23, 1959)	August 1997	Director and General Manager of Technical Development Division of the Company
		March 2002	Current Director of the Company and CTO of Trend Micro Group

4	Nick Dederer	October 1979	Joined Intel Corporation (USA)	0
	(February 16, 1951)	June 1998	Director of Intel Corporation
		October 2000	Corporate Vice President of Trend Micro, Inc. (USA)
		February 2002	COO of Trend Micro Group
		March 2002	Current Director of the Company and COO of Trend Micro Group

5	Edward Tian	January 1994	President and CEO of AsiaInfo Holdings, Inc. (USA)	0
	(July 6, 1963)	June 1999	Current CEO of China Netcom Corporation (China)
		March 2001	Current Director of the Company

(Note) There is no special interest between the Company and any of the candidates for Directors.

Agenda 5:    Issuance of the stock acquisition rights as stock options to directors, employees and advisors of us and our subsidiaries and to employees scheduled to be employed:

We would kindly ask the approval for the issuance of the stock acquisition rights (the “Options”) as stock options without any consideration to directors, employees and advisors of us and our subsidiaries and to employees scheduled to be employed according to the following terms and conditions under the Articles 280-20 and 280-21 of the Commercial Code for the purpose of strengthening incentive or morale for the improvement of performance of the Trend Micro Group as well as increasing shareholder value by intensifying business development which focuses on the interests of shareholders.

<Terms and conditions of the Options>

(1)	Class of shares to be issued upon the exercise of the Options:

Ordinary shares of the Company

(2)	Number of shares to be issued upon the exercise of the Options:

Up to 4,000,000 shares in aggregate

In the event of stock split or consolidation, the number of shares to be issued upon the exercise of the Options (the “Option Shares”) shall be adjusted using the following formula and any fractions less than one (1) share resulting from such adjustment shall be disregarded.

Number of Shares after Adjustment	=	Number of Shares before Adjustment	x	Split/Consolidation Ratio

In addition, if the adjustment of number of shares becomes necessary in the event of merger or split-off of the Company, etc, then the Company may also adjust the number of the Option Shares.

(3)	Aggregate number of the Options to be issued:

Up to 8,000 in aggregate (The number of the Option Shares is 500 shares per one (1) Option; provided, however, that the adjustment in clause (2) above has been made, it shall also be adjusted accordingly.)

(4)	Issue price of each Option:

No consideration

(5)	Paid-in-price upon the exercise of each Option:

The paid-in-price upon the exercise of the Options (the “Exercise Price”) shall be the closing price of the ordinary shares of the Company established through regular transactions reported by the Tokyo Stock Exchange on the date when the Options will be issued or the immediately preceding date of such date if there is no trading on such date; provided, however, that if such Exercise Price is less than the average price (any fractions less than one (1) yen shall be rounded up) of the daily closing prices of the shares of the Company (including quotations) established through regular transactions and reported by the Tokyo Stock Exchange for a period of thirty (30) trading days (excluding any day on which a closing price is not reported) commencing on the forty fifth (45th) day prior to the immediately following date when the Option will be issued, then the Exercise Price shall be such average price.

In the event of stock split or consolidation, the Exercise Price shall be adjusted using the following formula and any fractions less than one (1) yen resulting from such adjustment shall be rounded up.

Exercise Price after Adjustment	=	Exercise Price before Adjustment	x	1 Split/Consolidation Ratio

In the event of issuance of new shares or disposition of treasury stock at a price less than the market price (excluding the exercise of the Options, the subscription rights pursuant to the provision of Article 280-19 of the Commercial Code prior to the amendment on April 1, 2002 and the subscription rights in connection with the bonds with subscription rights pursuant to the provision of Article 341-8 thereof), then the Exercise Price shall be adjusted using the following formula and any fraction less than one (1) yen resulting from such adjustment shall be rounded up.

Exercise Price after Adjustment	=	Exercise Price before Adjustment	x	Number of Shares issued and outstanding	+	Number of Shares newly issued	x	Subscription Price per share

Share Price before new issue

				Number of Shares issued and outstanding		+	Number of Shares newly issued

In the formula above, “Number of Shares issued and outstanding” shall mean the number calculated by the number of outstanding shares less the number of treasury stock held by the Company and in the event of the disposition of treasury stock, “Number of Shares newly issued” shall be read as “Number of Treasury Stock disposed” and “Share Price before new issue” shall be read as “Share Price before disposition”.

In addition, if the adjustment of number of shares becomes necessary in the event of merger or split-off of the Company, etc, then the Company may also adjust the Exercise Price.

(6)	Exercise period of the Options:

From April 1, 2004 through March 31, 2009

(7)	Conditions on the exercise of the Options:

(a)	Only the person having the Options (the “Optionee”) who is a director, corporate auditor, employee or advisor of the Company or its subsidiary may exercise the Options unless the Board of Directors of the Company approves it has valid reason.

(b)	In the event of death of the Optionee, then the successor(s) of the Optionee may succeed the Optionsso long as such successor makes necessary arrangement within six (6) month ofthe Optionee’s death; provided, however, that no successor may exercise the succeeded Options unless such successor exercises such succeeded Options within six (6) month of the Optionee’s death.

(c)	If there is any provision restricting the exercise of the Options for the period set forth in (6) above in the “Share Acquisition Right Grant Agreement” to be entered into between the Company and any person subject to the allocation according to the resolution of this general meeting of shareholders and the Board of Directors, then the Optionees shall exercise the Options in accordance with such provisions.

(d)	Any other condition shall be provided for in the “Share Acquisition Right Grant Agreement”. The Company may, upon grant of the Options, enter into the “Share Acquisition Right Grant Agreement” with the conditions (a) through (c) more restricting the Optionees.

(8)	Events and conditions of cancellation of the Options:

(a)	In the event of the approval of the contract of merger or amalgamation resulting the Company in the defunct company, or the approval by the general meeting of shareholders of the agenda with respect to the approval of the contract of stock exchange or the share transfer resulting the Company in 100% controlled company, then the Company may cancel the Options without any consideration.

(b)	In the event that the Optionee does not satisfy the conditions in sub-clause (a), (b), (c) or (d) of clause (7) above and such Optionee forfeits the Options, then the Company may cancel such Options without any consideration; provided, however, that in this case, the Company may make necessary arrangement for the cancellation in the block after the end of the exercise period.

(9)	Transfer restriction of the Options:

No Option may be transferred or assigned without approval of the Board of Directors.

(10)	The resolution of the Board of Directors to issue the Options shall provide any other details of issue of the Options.

TREND MICRO INCORPORATED

Instructions to The Bank of New York, as Depositary

(Must be received prior to the close of business on March 19, 2003)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Trend Micro Incorporated registered in the name of the undersigned on the books of the Depositary as of the close of business on December 31, 2002 at the Annual General Meeting of Shareholders of Trend Micro Incorporated to be held on March 26, 2003 in Japan in respect of the resolutions specified on the reverse.

NOTES:

1.	Please direct the Depositary how it is to vote by placing X in the appropriate box opposite the resolution.
2.	If there is no indication of a vote for or against any of the foregoing items, such items will be treated as approved.

To change your address, please mark this box.           ☐

To include any comments, please mark this box.        ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

DETACH PROXY CARD HERE

☐	Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒ Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN
Agenda 1:	Approval for 14th profit appropriation plan	☐	☐	☐
Agenda 2:	Acquisition of treasury stocks	☐	☐	☐
Agenda 3:	Amendment of the part of the Articles of Incorporation	☐	☐	☐
Agenda 4:	Appointment of 5 Directors	☐	☐	☐
Agenda 5:	Issuance of the stock acquisition rights as stock options to directors, employees and advisors of us and our subsidiaries and to employees scheduled to be employed	☐	☐	☐

SCAN LINE

The voting instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary, in the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date	Share Owner Sign here	Co-Owner sign here

Trend Micro Announces Results of Share Buyback

Tokyo, Japan—March 14, 2003—Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today announced the results and the completion of share buyback pursuant to Article 210 of the Japanese Commercial Code. The share buyback program was approved pursuant to a resolution of a meeting of its Board of Directors held on July 23, 2002.

1.	Repurchase period:

July 24, 2002 through March 13, 2003

2.	Number of shares repurchased:

1,000,000 shares

3.	Aggregate cost of shares repurchased:

2,513,824,500 yen

4.	Repurchase method:

Transactions through the Tokyo Stock Exchange

<Note>

At the meeting of the Board of Directors held on July 23, 2002, the following was resolved:

1.	Class of shares to be repurchased:

Common Stock of the Company

2.	Total number of shares to be repurchased:

Maximum of 1,000,000 shares

3.	Total repurchase cost:

Maximum of 28,000,000,000 yen

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our Web site at http://www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp